FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of June, 2005

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                        X

                                    Form 40-F



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes

                                       No
                                       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
                 ---------

By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer

By:     /S/ Michael McGarvey
        --------------------
        Michael McGarvey
        Chief Executive Officer


Date: 1 June 2005

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
Press Release dated 1 June 2005 - Board Changes

Eidos plc Board Changes

    LONDON--(BUSINESS WIRE)--June 1, 2005--Further to the announcement by Eidos plc (the "Company") on 18 May 2005 regarding the appointment of new directors, the Company today confirms the following:
    In addition to directorships of Eidos plc, the names of all publicly quoted companies of which they are currently directors or have been directors at any time in the five years prior to the date of this document are as follows:
-0-
*T
               Current directorships         Former directorships held
                                              in last five years
----------------------------------------------------------------------
Jane Cavanagh  SCi Entertainment Group plc       -
----------------------------------------------------------------------
Bill Ennis     SCi Entertainment Group plc       -
----------------------------------------------------------------------
Rob Murphy     SCi Entertainment Group plc       -
----------------------------------------------------------------------
*T

    Jane Cavanagh is a former director of Stainless Software Limited ("Stainless"), a position she held as representative of SCi Entertainment Group plc ("SCi") because SCi held a 25.1 per cent. shareholding in Stainless. The shareholding was held as part of a commercial relationship under which Stainless developed products for SCi. After the commercial relationship between SCi and Stainless ended, Stainless Software Limited was placed into administrative receivership following the appointment by VIS Interactive plc (under powers contained in a fixed charge over the assets of Stainless Software Limited dated 25 June 1998) of administrative receivers on 14 September 1999. The receiver ceased to act on 9 September 2002 following various payments to VIS Interactive plc. The Company believes that the overall shortfall (before shareholders) was approximately GBP 280,000.
    Jane Cavanagh is a former director, as SCi's representative, of PGL Realisations Limited (formerly Pivotal Games Limited), a company in which SCi held a 10 per cent. shareholding. Jane Cavanagh resigned as a director of PGL Realisations Limited in July 2003 following approximately three months in office because, in view of the way in which the company was managed by its majority shareholders, it was not possible for her to determine whether the company was a going concern. Pivotal Games Limited was placed into administrative receivership on 5 September 2003 following the appointment of an administrative receiver. The receiver ceased to act on 23 September 2004. Further to the statement of affairs dated 30 September 2003, the estimated deficit to creditors was estimated at approximately GBP 2.07 million.
    There is no further information required to be disclosed pursuant to 16.4 of the Listing Rules of the UK Listing Authority.

    CONTACT: General:
             SCi Entertainment Group Plc
             Jane Cavanagh, 020 7350 5240
             Rob Murphy, 020 7350 5240
             or
             KBC Peel Hunt Ltd
             Jonathan Marren, 020 7418 8900
             Matt Goode, 020 7418 8900
             or
             Press:
             Bell Pottinger Corporate and Financial
             Nick Lambert, 020 7861 3891
             Ann-Marie Wilkinson, 020 7861 3891